February 4, 2019

Patrick A. Burrow
Executive Vice President and General Counsel
Simmons First National Corporation
425 W. Capitol Avenue, Suite 1400
Little Rock, AR 72201

       Re: Simmons First National Corporation
           Registration Statement on Form S-4
           Filed January 25, 2019
           File No. 333-229378

Dear Mr. Burrow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services